

January 31, 2017

Stephen P. Bramlage, Jr.
Chief Financial Officer
Aramark
Aramark Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

  Re: **Aramark**
      Form 10-K for Fiscal Year Ended September 30, 2016
      Filed November 23, 2016
      Form 8-K
      Furnished on November 15, 2016
      File No. 001-36223

Dear Mr. Bramalage, Jr.:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Dividends, page 23

1.   You disclose your ability to pay dividends depends on your receipt of cash dividends from your main operating subsidiary, Aramark Services, Inc., which may further restrict your ability to pay dividends as a result of covenants under any existing and future outstanding indebtedness of Aramark Services, Inc. In particular, the ability of Aramark Services, Inc. to distribute cash to you to pay dividends is limited by covenants in Aramark Services, Inc.'s Amended and Restated Credit Agreement, the indentures governing Aramark Services, Inc.'s 5.75% Senior Notes due 2020, 5.125% Senior Notes due 2024 and 4.75% Senior Notes due 2026. Please tell us your consideration of the

portion of Rule 4-08(e)(1) and (e)(3)(ii) of Regulation S-X in regard to disclosing amount of retained earnings or net income restricted or free of restrictions in Note 5 beginning on page S-15.

Management's Discussion and Analysis
Liquidity and Capital Resources
Covenant Compliance, page 38

2.   It appears "Covenant EBITDA" and "Covenant Adjusted EBITDA" are material terms of material debt arrangements that are material to an investor's understanding of your financial condition and/or liquidity. In this regard, please consider disclosing the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity. Refer to Question 102.09 of the staff's Compliance and Discussion Interpretations: Non-GAAP Financial Measures ("C&DI") for guidance.

Item 9A. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 45

3.   Your conclusion regarding the effectiveness of disclosures controls and procedures specifically addressed only a portion of the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). The portion of the definition not addressed is in regard to disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise future filings to state management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Notes to Consolidated Financial Statements
Note 15. Business Segments, page S-34

4.   We note you provide food and beverage services and facilities services in your food and support services segments. Please report the revenues from external customers for each product and service or each group of similar products and services, unless it is impracticable to do so, pursuant to ASC280-10-50-40. If providing the information is impracticable, that fact should be disclosed.

Form 8-K Furnished November 15, 2016
Exhibit 99.1

5.   You disclose in the headline your expectation of "Adjusted EPS" for fiscal 2017. You also discuss Adjusted EPS in the 2017 "Outlook" section. Please disclose and discuss with equal or greater prominence the comparable GAAP measure. Refer to Question 102.10 of the C&DI noted above for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief
                        Office of Transportation and Leisure